Exhibit 21.1

Subsidiary	Jurisdiction of formation
USA Rare Earth Magnets, LLC	Delaware
Round Top Mountain Development, LLC	Delaware
USA Rare Earth Technologies, LLC	Delaware
USA Rare Earth Services, LLC	Florida
USA Rare Earth Management Co, LLC	Florida
USA Rare Earth Real Estate, LLC	Oklahoma